BOMBARDIER
Bombardier Inc.
Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone 1 (514) 861-9481
Fax 1 (514) 861-7053
http://www.bombardier.com

02015038

February 4, 2002

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street N.W.
Washington, D.C.
20549

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following press releases which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

BOMBARDIER INC.

- *Montréal, November 28, 2001* – Bombardier reaffirms its global leadership and confirms its financial objectives for hte coming years

dlw 2/11

- *Montréal, January 28, 2002* – Bombardier statement on WTO panel ruling

BOMBARDIER AEROSPACE

- *Dubai, UAE, November 5, 2001* – Bombardier Aerospace announces order of five Global 5000 business jets from TAG Aeronautics
- *Dubai, UAE, November 5, 2001* – Bombardier Global 5000 super-large business Jet introduced at Dubai Air Show
- *Montréal, November 29, 2001* – Bombardier Aerospace selects Peter Edwards to lead its business aircraft unit
- *New Orleans, December 11, 2001* – Bombardier Aerospace unveils first Continental Business Jet
- *New Orleans, La., December 12, 2001* – Bombardier Aerospace announces launch of Flexjet Asia
- *New Orleans, La., December 12, 2001* – Bombardier Aerospace signs letter of intent with Avolar for up to 57 Learjet aircraft
- *Tucson, Ariz., January 8, 2002* – Softness in business jet market forces workforce reduction at Bombardier Aerospace in Tucson
- *Wichita, Kan., January 8, 2002* – Softness in business jet market forces workforce reductions at Bombardier U.S. Locations

BOMBARDIER TRANSPORTATION

- *Montréal, November 8, 2001* – Bombardier files suit against Amtrak
- *Berlin, November 13, 2001* – Bombardier sets course for the future with new European passenger-vehicle manufacturing network strategy
- *Montréal, November 21, 2001 / Melbourne, Australia, November 22, 2001* – Bombardier receives a $339 million Cdn order for diesel multiple units in Australia
- *Montréal, November 23, 2001* – Bombardier receives $140.5-million order for metro cars in China
- *Montréal, December 7, 2001* – Bombardier receives a $280 million order for electric locomotives in Italy
- *Montréal, December 13, 2001* – SNCF and Bombardier sign a $2.3 billion Cdn contract for the delivery of 500 AGC Regional Express Trains
- *Montréal, December 19, 2001* – Bombardier receives $269 million order for metro cars for Stockholm, Sweden
- *Montréal, December 21, 2001* – Bombardier wins contracts in Germany and Switzerland for a total value of $316 million Cdn
- *Montréal, January 24, 2002* – Bombardier wins $161 million order for electric locomotives and double-deck cars in Germany
- *Berlin, January 27, 2002* – Bombardier adjusts plans in accordance with the new Deutsche Bahn 10-billion Euro investment program in Germany

May I kindly ask you to acknowledge receipt of the enclosed documents by signing the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope which is also enclosed.

Yours truly,

Roger Carle
Corporate Secretary

RC/nl

c.c.: Christopher Hilbert – Sidley Austin Brown & Wood

* * * * * * *

We hereby acknowledge receipt of the above letter.

Signed in ____________, this ___ day of _______, 2002.

____
Name:
Title:

PRESS RELEASE
Erratum – Bombardier reissues the English version of the following release. Correction is indicated is bold.

BOMBARDIER

BOMBARDIER REAFFIRMS ITS GLOBAL LEADERSHIP AND CONFIRMS ITS FINANCIAL OBJECTIVES FOR THE COMING YEARS

Montréal, Nov. 28, 2001 – Mr. Robert E. Brown, president and chief executive officer of Bombardier Inc., reaffirms today the leadership of Bombardier in all its sectors of activities and confirms the objective of the Corporation to achieve a 15% earnings per share growth, or $0.81 per share, for fiscal 2001-02. Mr. Brown is also confident that the financial analysts' consensus estimate of earnings per share of $0.89 for fiscal 2002-03 will be attained. "If the economic situation improves quicker than expected, we will be able to surpass these consensus estimates." In addition, Bombardier plans on doubling its revenues within the next five years, from $16.1 billion last fiscal year to at least $32 billion in 2005-06. **And lastly, Bombardier targets a compounded annual growth rate of earnings before taxes of 20% for the same period.**

Mr. Brown addressed some 150 financial analysts and institutional investors in Montréal in the context of Bombardier Day which discusses the Corporation's performance and sets the objectives for 2002 and on.

Commenting on the combined impact of the economic downturn and the tragic events of Sept. 11, Mr. Brown pointed to the measures rapidly taken by Bombardier to counter this impact. He stated that in spite of the difficult economic context, the Corporation's fundamentals have been reinforced during the year. "We will continue to provide superior returns to our shareholders, to consolidate our leadership in all our activities and to counter the negative economic cycles with our geographical and product diversification. And finally, with our first-rate management team, we intend to continue controlling our destiny."

According to Mr. Brown, Bombardier is well-positioned for growth with a record backlog of $45.9 billion at Oct. 31, 2001, which includes $24.9 billion for the aerospace sector and $21 billion for the transportation sector.

Bombardier Day also provides the opportunity to highlight the accomplishments and objectives of each of the Corporation's sectors. Numerous factors foreseen in fiscal 2002-03 permit Bombardier to face the future with confidence:

- Bombardier Aerospace intends to deliver 370 aircraft this year and the same number next year despite a particularly challenging environment;

- Bombardier Transportation will post a strong growth in revenues due to the consolidation of Adtranz's results for a complete year;

- Bombardier Recreational Products should increase its contribution to the Corporation's performance mainly through the new outboard engine activities and the expansion of markets for its new products;

- Bombardier Capital, after exiting the manufactured housing and consumer retail financing businesses, is expected to return to profitability; and finally

- Bombardier International's efforts are bearing fruit, so that Bombardier's non-traditional markets, especially China, now offer promising growth prospects.

Bombardier Inc., a diversified manufacturing and service company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It is also a provider of financial services and asset management. The Corporation employs 79,000 people in 24 countries in the Americas, Europe and Asia-Pacific and its revenues for its fiscal year ended Jan. 31, 2001 totalled $16.1 billion Cdn.

FORWARD LOOKING STATEMENTS
This press release includes "forward looking statements" that are subject to risks and uncertainties. For information identifying legislative or regulatory, economic, climatic, currency, technological, competitive and other important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Bombardier's Annual Report under the heading Risks and Uncertainties in the Management's Discussion and Analysis section.

Presentations made at Bombardier Day can be heard live on the Corporation's website at www.bombardier.com under the *"What's New"* section from 10:00 a.m. to 5:30 p.m. today Wed., Nov. 28, 2001. They will remain accessible for the month following.

For information

Dominique Dionne
Director, Public Relations and Communication
(514) 861-9481

PRESS RELEASE

BOMBARDIER

BOMBARDIER REAFFIRMS ITS GLOBAL LEADERSHIP AND CONFIRMS ITS FINANCIAL OBJECTIVES FOR THE COMING YEARS

Montréal, Nov. 28, 2001 – Mr. Robert E. Brown, president and chief executive officer of Bombardier Inc., reaffirms today the leadership of Bombardier in all its sectors of activities and confirms the objective of the Corporation to achieve a 15% earnings per share growth, or $0.81 per share, for fiscal 2001-02. Mr. Brown is also confident that the financial analysts' consensus estimate of earnings per share of $0.89 for fiscal 2002-03 will be attained. "If the economic situation improves quicker than expected, we will be able to surpass these consensus estimates." In addition, Bombardier plans on doubling its revenues within the next five years, from $16.1 billion last fiscal year to at least $32 billion in 2005-06. And lastly, Bombardier targets a compounded annual growth rate of earnings before taxes of 20% for the same period.

Mr. Brown addressed some 150 financial analysts and institutional investors in Montréal in the context of Bombardier Day which discusses the Corporation's performance and sets the objectives for 2002 and on.

Commenting on the combined impact of the economic downturn and the tragic events of Sept. 11, Mr. Brown pointed to the measures rapidly taken by Bombardier to counter this impact. He stated that in spite of the difficult economic context, the Corporation's fundamentals have been reinforced during the year. "We will continue to provide superior returns to our shareholders, to consolidate our leadership in all our activities and to counter the negative economic cycles with our geographical and product diversification. And finally, with our first-rate management team, we intend to continue controlling our destiny."

According to Mr. Brown, Bombardier is well-positioned for growth with a record backlog of $45.9 billion at Oct. 31, 2001, which includes $24.9 billion for the aerospace sector and $21 billion for the transportation sector.

Bombardier Day also provides the opportunity to highlight the accomplishments and objectives of each of the Corporation's sectors. Numerous factors foreseen in fiscal 2002-03 permit Bombardier to face the future with confidence:

- Bombardier Aerospace intends to deliver 370 aircraft this year and the same number next year despite a particularly challenging environment;
- Bombardier Transportation will post a strong growth in revenues due to the consolidation of Adtranz's results for a complete year;
- Bombardier Recreational Products should increase its contribution to the Corporation's performance mainly through the new outboard engine activities and the expansion of markets for its new products;
- Bombardier Capital, after exiting the manufactured housing and consumer retail financing businesses, is expected to return to profitability; and finally
- Bombardier International's efforts are bearing fruit, so that Bombardier's non-traditional markets, especially China, now offer promising growth prospects.

Bombardier Inc., a diversified manufacturing and service company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It is also a provider of financial services and asset management. The Corporation employs 79,000 people in 24 countries in the Americas, Europe and Asia-Pacific and its revenues for its fiscal year ended Jan. 31, 2001 totalled $16.1 billion Cdn.

FORWARD LOOKING STATEMENTS
This press release includes "forward looking statements" that are subject to risks and uncertainties. For information identifying legislative or regulatory, economic, climatic, currency, technological, competitive and other important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Bombardier's Annual Report under the heading Risks and Uncertainties in the Management's Discussion and Analysis section.

Presentations made at Bombardier Day can be heard live on the Corporation's website at www.bombardier.com under the *"What's New"* section from 10:00 a.m. to 5:30 p.m. today Wed., Nov. 28, 2001. They will remain accessible for the month following.

For information

Dominique Dionne
Director, Public Relations and Communication
(514) 861-9481

PRESS RELEASE

BOMBARDIER

BOMBARDIER STATEMENT ON WTO PANEL RULING

Montréal, January 28, 2002 — Bombardier is pleased to note that all the Canadian financing programmes that the Corporation uses in its export markets have been found to be in full conformity with WTO rules. The WTO has rejected all Brazilian complaints relating to these programmes, both as such, and as applied in general.

It is with regret that Bombardier notes that on the subject of matching, the WTO panel's decision differs with the arguments of Canada, the European Union and the United States which all emphasised the importance of matching, as defined by the OECD rules, as the only efficient means, in many instances, to counter non-market practices such as Brazil's subsidized financing.

Bombardier notes that by ruling on Canada's matching, the WTO in fact confirmed that Brazil had offered financing on non-market terms, that are prohibited under WTO rules.

Bombardier sincerely hopes that the bilateral discussions between Canada and Brazil will put an end to the dispute and will conclude with an agreement, notwithstanding that competent international bodies will continue discussions on the subject of matching.

While, since 1999, the WTO has ruled seven times out of 10 in favour of Canada, Brazil has continued to offer subsidized financing and Embraer continues delivering aircraft benefiting with financing that has been ruled illegal several times. It is in this particular context that Bombardier had to resort to identical financing, in order to neutralize the Brazilian offer so that the customer could make his choice solely on the product and service offering. This was done because Bombardier's competitor did not adhere to international trade rules.

Bombardier, which has only ever requested market-based financing by all parties, obviously hopes that matching will no longer be a necessary recourse.

However, in the absence of an agreement leading to an adherence to the rules, Bombardier underlines the importance to ensure that the Canadian aerospace industry is not put at risk by the illegal practices of competitors who remain indifferent to the summons of international bodies.

The future of the aerospace industry in Canada and of tens of thousands of jobs depend on it.

Bombardier Inc., a diversified manufacturing and service company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It is also a provider of financial services and asset management. The Corporation employs 79,000 people in 24 countries in the Americas, Europe and Asia-Pacific and its revenues for the fiscal year ended Jan. 31, 2001 totalled $16.1 billion Cdn.

See attached backgrounder: Bombardier in Canada at-a-glance

***

For information

Yvon Turcot
Vice President, Public Affairs
Tel: (514) 861-9481

Dominique Dionne
Director, Public Relations and Communication
Tél: (514) 861-9481

BACKGROUNDER

BOMBARDIER

BOMBARDIER IN CANADA AT-A-GLANCE

- Bombardier is the global market leader in passenger rail transportation, regional aircraft, business jets and personal watercraft.
- Its revenues for the fiscal year ended January 31, 2001 totalled $16.1 billion* and its target for fiscal 2001-2002 is $20.8 billion.
- It has production facilities in 24 countries and employs some 80,000 people.
- Over 27,000 people or 34% of its total workforce is in Canada.
- Canada accounts for 6% of the Corporations' revenues; United States 44%, Europe 41%, Asia 4% and others 5%.
- Bombardier exported $8.4 billion worth of products in fiscal year 2000-2001.
- Bombardier's Canadian plants and administrative offices are located in seven provinces. It is among the three largest manufacturers in the Greater Montréal and Greater Toronto areas.
- Bombardier has invested more than $7 billion in Canada since 1986 in product development, ranking sixth in Canada in terms of R&D investments.
- Each year, Bombardier procures approximately $2 billion worth of goods and services from over 5,000 Canadian suppliers.

Bombardier and the Canadian Public Sector

- For fiscal year 2000-2001, $373 million in sales (or about 2%) were to the Canadian public sector, mainly in the area of mass transit.
- Bombardier's investments in aerospace in Canada since 1986 amounted to more than $6 billion. Canadian Government R&D contributions for the same period were $396 million on which Bombardier will have repaid, through royalties on sales, $510 million at the end of the repayment schedule.
- For the development of the first generation of regional jets, Bombardier invested $250 million and the Canadian government, through its Defence Industry Productivity Programme (DIPP), loaned it $38 million. Based on royalty reimbursements, Bombardier has already repaid $57 million and will have paid back a total of $92 million at the end of the programme.

* All amounts mentioned in this backgrounder are in Canadian dollars.

PRESS RELEASE

BOMBARDIER
AEROSPACE

Dubai Air Show 2001

BOMBARDIER AEROSPACE ANNOUNCES ORDER OF FIVE GLOBAL 5000 BUSINESS JETS FROM TAG AERONAUTICS

Agreement comes 11 days after super-large jet's introduction

Dubai, UAE, Nov. 5, 2001 – Bombardier Aerospace announced today the order of five new Bombardier Global 5000* high-speed intercontinental business jet aircraft from TAG Aeronautics, the exclusive representative and distributor for Bombardier widebody aircraft in 22 Middle East and Arab countries.

The order, announced at the Dubai Air Show, comes just 11 days after Bombardier introduced the Global 5000, its 12th new aircraft in 12 years, specifically designed to establish new standards in the super-large jet niche market. The first aircraft are scheduled to enter service in 2004.

"We are extremely pleased to have TAG as one of our first customers for this remarkable new aircraft, which we believe will be ideally suited for corporate operators here in the Middle East," said Shawn Vick, senior vice-president, international sales, Bombardier Aerospace, Business Aircraft.

"This agreement further strengthens our growing association with TAG, which has led to the delivery of over 70 Bombardier aircraft to Middle East customers in the past 15 years," Mr. Vick added. "Thanks to the ongoing support and hard work of TAG, who have been instrumental in shaping the corporate aviation market in the Middle East, this region has been a strong market for Bombardier business aircraft in recent years and continues to offer excellent growth potential."

The Bombardier Global 5000 will offer a range of 4,800 nm (8,889 km) at a speed of Mach 0.85 (561 mph; 903 km/h). With a maximum operating altitude of 51,000 ft., it will be able to fly eight passengers and three crew members non-stop from Dubai and other cities in the Middle East to every major destination in Europe, including London and Paris, at a speed of Mach 0.88 (581 mph; 935 km/h). It will also be able to fly non-stop to all major destinations in Africa, as well as most destinations in Asia and Japan, at a speed of Mach 0.85.

"The Bombardier Global 5000 will be able to fly non-stop from Riyadh to London in six hours and 23 minutes at a speed of Mach 0.88 – a feat unmatched by any other aircraft in its class," said Mike Fahey, regional vice-president for Asia, Africa and the Middle East, Bombardier Aerospace, Business Aircraft, who is based in Dubai. "We believe it will be the jet against which all aircraft in its class will be measured, and it will be a powerful addition to our corporate jet offering for Middle East customers."

Bombardier is currently designing the Bombardier Global 5000 to deliver the best value in its class. It will offer the widest and most comfortable cabin in its class, take off from shorter runways than its competitors, and will be fully compliant with Transport Canada, U.S. Federal Aviation Administration and European Joint Aviation Authorities' stringent regulatory requirements – all at a competitive price.

The Bombardier Global 5000 is scheduled to enter corporate service in late 2004 and Bombardier Aerospace is currently seeking commitments from prospective customers for a formal program launch in the fourth quarter of 2001. The program is currently in advanced design and first flight is anticipated in the fourth quarter of 2002. Type certification is expected in the first quarter of 2004.

TAG Aeronautics, a subsidiary of the TAG Group S.A., is an exclusive representative and distributor in 22 Middle East and Arab countries for the Bombardier Continental*, Challenger® 604, Special Edition*, Global Express®, the CRJ* Series airliners and now the Global 5000.

Bombardier Aerospace, a unit of Bombardier Inc., is a world leader in the design and manufacture of innovative aviation products and services for the regional, business and amphibious aircraft markets. It also offers Bombardier Flexjet® fractional ownership, aircraft charter and management, technical services, aircraft maintenance, and pilot training for business regional, airline and military customers.

Bombardier Inc. a diversified manufacturing and service company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It is also a provider of financial services and asset management. The Corporation employs 79,000 people in 24 countries in the Americas, Europe and Asia-Pacific and its revenues for the fiscal year ended Jan. 31, 2001 totalled $16.1 billion Cdn.

® Registered trademarks of Bombardier Inc.

* Trademarks of Bombardier Inc.

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Information:	Leo Knaapen Bombardier Aerospace Dubai Chalet : 9714-2866151	Nathalie Bloomfield Bombardier Aerospace Montréal : (514) 855-7326

Note to Editors: Artist Rendition of the Bombardier Global 5000 is available on our Web site photo gallery at:**www.aero.bombardier.com/htmen/F15.htm**

PRESS RELEASE

BOMBARDIER
AEROSPACE

Dubai Air Show 2001

BOMBARDIER GLOBAL 5000 SUPER-LARGE BUSINESS JET INTRODUCED AT DUBAI AIR SHOW

First aircraft set to enter service in late 2004

Dubai, UAE, Nov. 5, 2001 – Bombardier Aerospace's new Global 5000* high-speed intercontinental business jet was introduced at the Dubai Air Show today, promising customers throughout the Middle East new standards of comfort and performance in the emerging super-large jet niche market.

A model of the new aircraft was unveiled at Bombardier's news conference, just 11 days after its official introduction in Montréal.

The Bombardier Global 5000 will feature the widest, most comfortable cabin in its class and will offer a maximum range of 4,800 nm (8,889 km) at a speed of Mach 0.85. Also, at a speed of Mach 0.88, the Bombardier Global 5000 will travel 3,700 nm (6,852 km). With a maximum operating altitude of 51,000 ft., it will be able to fly eight passengers and three crew members non-stop from Dubai and other cities in the Middle East to every major destination in Europe, as well as most destinations in Africa at a speed of Mach 0.88 (581 mph; 935 km/h). It will also be able to fly non-stop to all major destinations in Africa, as well as most destinations in Asia and Japan, at a speed of Mach 0.85 (561 mph; 903 km/h).

"The Bombardier Global 5000 will be able to fly non-stop from Riyadh to London in six hours and 23 minutes at a speed of Mach 0.88 – a feat unmatched by any other aircraft in its class," said Shawn Vick, senior vice-president, international sales, Bombardier Aerospace, Business Aircraft. "The Bombardier Global 5000 will become the new standard in intercontinental, high-speed travel. It continues the Bombardier tradition of providing a superior aircraft to business jet customers and will become the jet against which all aircraft in its class must be measured."

Bombardier is currently designing the Global 5000 to deliver great value in its class. It will offer one of the widest and most spacious cabins in its class, take off from shorter runways than its competitors, be fully compliant with Transport Canada, Federal Aviation Administration and Joint Aviation Authorities' stringent regulatory requirements - all at a competitive price.

The Bombardier Global 5000 is scheduled to enter corporate service in late 2004 and Bombardier Aerospace is currently seeking commitments from prospective customers for a formal program launch in the fourth quarter of 2001. The program is currently in advanced design and first flight is anticipated in the first quarter of 2003. Type certification is expected in the first quarter of 2004.

The Bombardier Global 5000 – Bombardier's 12th new aircraft in 12 years – is positioned between the top-selling widebody Challenger® 604 and ultra long-range Global Express® aircraft. It will compete in the super-large jet segment which, according to industry forecasts, will require some 750 aircraft by the year 2010.

The Bombardier Global 5000 was developed with input from flight departments and large jet operators. Bombardier spent two years studying the market carefully and exploring its design options, before determining that the Bombardier Global Express platform was the best choice to meet specific market needs.

According to Mike Fahey, regional vice-president of sales for Asia, Africa and the Middle East, the aircraft will have a thoroughbred pedigree. "Operators, including many in the Middle East, will truly benefit from this rich lineage. The Bombardier Global 5000 inherits the speed and superior performance capabilities and sophisticated systems from its parent, our flagship Bombardier Global Express."

The Bombardier Global Express has enjoyed strong sales in the Middle East since entering corporate service two years ago, and Mr. Fahey said Bombardier expects a similar positive response to the Bombardier Global 5000. "Its remarkable range at high speed, versatility and large cabin – as well as hot temperature performance– are all features that our customers in the Middle East have been asking for. And it will enter corporate service very quickly."

As it has with previous aircraft development programs, Bombardier is teaming with international risk-sharing participants to design and produce critical components and aircraft systems.

Bombardier Aerospace has developed a high degree of design expertise in business aircraft ranging from the Bombardier Learjet® 45 super-light jet, with its first delivery in May 1998, the Bombardier Global Express ultra long-range aircraft, with its first delivery in July 1999, right up to the super-midsize Bombardier Continental* aircraft, currently beginning its flight test and certification program.

Additionally, Bombardier Global 5000 operators will benefit from Bombardier's expertise in designing and building the industry's best regional aircraft, enjoying airliner reliability and maintainability, and competitive operating costs.

"By applying the latest technologies in design and manufacturing and committing to the highest standards of quality control, Bombardier Aerospace has an unmatched ability to design, build and support the highest quality products and services. The Bombardier Global 5000 will reach the market with unequaled quality and reliability for a new aircraft," observed Mr. Fahey.

Bombardier Aerospace, a unit of Bombardier Inc., is a world leader in the design and manufacture of innovative aviation products and services for the regional, business and amphibious aircraft markets. It also offers Bombardier Flexjet® fractional ownership, aircraft charter and management, technical services, aircraft maintenance, and pilot training for business, regional airline and military customers.

Bombardier Inc. a diversified manufacturing and service company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It is also a provider of financial services and asset management. The Corporation employs 79,000 people in 24 countries in the Americas, Europe and Asia-Pacific and its revenues for the fiscal year ended Jan. 31, 2001 totalled $16.1 billion Cdn.

® Registered trademarks of Bombardier Inc.

* Trademarks of Bombardier Inc.

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Information:

Leo Knaapen
Bombardier Aerospace
Dubai Chalet :9714-2866151

Nathalie Bloomfield
Bombardier Aerospace
Montréal : 514-855-7326

Note to Editors: Artist Rendition of the Bombardier Global 5000 is available on our Web site photo gallery at:**www.aero.bombardier.com/htmen/F15.htm**

PRESS RELEASE

BOMBARDIER
AEROSPACE

BOMBARDIER AEROSPACE SELECTS PETER EDWARDS TO LEAD ITS BUSINESS AIRCRAFT UNIT

Montréal, Nov. 29, 2001 - Pierre Beaudoin, president and chief operating officer, Bombardier Aerospace, today announced that Peter Edwards has been named president, Bombardier Aerospace, Business Aircraft, effective immediately. Mr. Edwards succeeds Mr. Beaudoin, who was appointed to his current position in October.

"I am delighted to have Peter at the head of our Business Aircraft team," said Mr. Beaudoin. "His wealth of knowledge and experience in the business aircraft industry along with his excellent leadership skills will be a great benefit to our customers, our employees, and our company as a whole."

Mr. Edwards first joined Bombardier Aerospace in 1995, bringing with him 16 years of aerospace experience. He served as vice-president, marketing and international sales, Bombardier Aerospace, Business Aircraft, for five years and was then appointed executive vice-president, sales, Bombardier Aerospace, Business Aircraft, where his marketing expertise and business acumen helped to establish Bombardier as the revenue market leader in corporate aviation.

In his new role, Mr. Edwards will oversee all business aircraft operations and, with his team, will focus on developing, building and maintaining customer relationships.

"I am thrilled to be leading one of the strongest and most highly skilled teams in the business aircraft industry. I look forward to working with my colleagues to ensure that we continue our ongoing commitment to the industry and to our customers. We will continue to work hard to ensure that customers are provided with the best range of aircraft products and services in the business," stated Mr. Edwards.

Mr. Edwards is a graduate of the University of Southern California where he received a Bachelor of Arts degree in International Relations and a Bachelor of Science degree in Business Administration.

Bombardier Aerospace, a unit of Bombardier Inc., is a world leader in the design, and manufacture of innovative aviation products and services for the regional, business and amphibious aircraft markets. It also offers Bombardier Flexjet® fractional ownership, aircraft charter and management, technical services, aircraft maintenance and pilot training for business, regional airline and military customers.

Bombardier Inc., a diversified manufacturing and service company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It is also a provider of financial services and asset management. The Corporation employs 79,000 people in 24 countries in the Americas, Europe and Asia-Pacific and its revenues for its fiscal year ended Jan. 31, 2001 totalled $16.1 billion Cdn.

® Registered trademark of Bombardier Inc.

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For information:

James Little
Bombardier Aerospace
Montréal: (514) 855-7972

Leo Knaapen
Bombardier Aerospace
Montréal: (514) 855-7988

Note to Editors:
Images/Illustration(s) available on our Web site photo gallery at:
www.aero.bombardier.com/htmen/F15.htm

PRESS RELEASE

BOMBARDIER
AEROSPACE

National Business Aviation Association

BOMBARDIER AEROSPACE UNVEILS FIRST CONTINENTAL BUSINESS JET

Super midsize jet debuts in New Orleans; 115 firm orders to date

New Orleans, Dec. 11, 2001 – Bombardier Aerospace unveiled today its much anticipated Bombardier Continental* Business Jet at the National Business Aviation Association's annual convention.

At an event hosted by Bombardier Aerospace, the first Bombardier Continental aircraft (s/n 20001) arrived at New Orleans Lakefront Airport, making its first-ever public appearance. Bombardier executives, media, key suppliers, aviation industry officials, customers and special guests were on hand to acknowledge the occasion.

"This is an exciting moment for Bombardier Aerospace and for the Continental program," stated Peter Edwards, president, Bombardier Business Aircraft. "We have worked diligently to develop an aircraft that will meet the unique needs of the emerging super midsize market and we are proud to showcase this exceptional aircraft here today."

Launched in June 1999, the Bombardier Continental aircraft has been progressing smoothly, meeting established program targets. Since the first aircraft in the program completed its maiden voyage on August 14, two other aircraft have successfully taken to the skies, establishing an impressive pace for flight testing in the super midsize category. All three aircraft are currently undergoing extensive flight testing.

"The Bombardier Continental has had to adhere to a rigorous schedule," added John Holding, executive vice-president, Engineering and Product Development, Bombardier Aerospace. "We are pleased to announce that the aircraft is performing well and that we are on-track to meet our targeted milestones."

The Bombardier Continental aircraft is scheduled to obtain certification in the third quarter of 2002; customer deliveries are expected to begin soon thereafter.

Successful completion of the certification program will ensure that the Bombardier Continental meets the latest Transport Canada CAR 525, U.S. FAR 25 and European JAR 25 regulations and will be fully compliant with Reduced Vertical Separation Minima (RVSM) regulations.

Designed to deliver best-of-class value, the Bombardier Continental has enjoyed one of the strongest introductions in corporate aviation history. As of November 2001, operators worldwide had placed firm orders for 115 aircraft. Offering true transcontinental range and superior long-range cruise speed, it provides a cost-effective step-up for current light jet operators as well as for operators constrained by their current midsize aircraft.

Bombardier Aerospace, a unit of Bombardier Inc., is a world leader in the design, and manufacture of innovative aviation products and services for the regional, business and amphibious aircraft markets. It also offers Bombardier Flexjet® fractional ownership, aircraft charter and management, technical services, aircraft maintenance and pilot training for business, regional airline and military customers.

Bombardier Inc., a diversified manufacturing and service company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It is also a provider of financial services and asset management. The Corporation employs 79,000 people in 24 countries in the Americas, Europe and Asia-Pacific and its revenues for its fiscal year ended Jan. 31, 2001 totalled $16.1 billion Cdn.

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Information:

Leo Knaapen
Bombardier Aerospace
NBAA: (504) 670-5959
Mobile: (514) 918-9352

Nathalie Bloomfield
Bombardier Aerospace
NBAA: (504) 670-5959
Mobile: (514) 973-6998

Note to Editors:
Images/Illustrations(s) available on our Web site photo gallery at:
www.aero.bombardier.com/htmen/F15.htm or www.aeroshow.com

PRESS RELEASE

BOMBARDIER
AEROSPACE

<u>National Business Aviation Association</u>

BOMBARDIER AEROSPACE SIGNS LETTER OF INTENT WITH AVOLAR FOR UP TO 57 LEARJET AIRCRAFT

New Orleans, La., Dec. 12, 2001 – Bombardier Aerospace today signed a Letter of Intent (LOI) with Avolar for up to 57 Bombardier Learjet® business jet aircraft, to be used in Avolar's fractional ownership program.

The agreement, announced at NBAA today, includes 15 firm super light Bombardier Learjet 45 and 10 firm mid-size Bombardier Learjet 60 business aircraft. Deliveries of both aircraft are expected to begin in mid-2002.

It also includes options for an additional 32 Bombardier Learjet aircraft – 20 Learjet 45 and 12 Learjet 60 business jets. If all options are exercised, the potential value of the order could reach $632 million U.S. ($990 million Cdn).

Once a final agreement is reached, Avolar will then become the first fractional ownership program other than Bombardier Flexjet® to offer new Bombardier aircraft in its fleet.

"We are very pleased that we have signed a LOI with Avolar," stated Peter Edwards, president, Bombardier Business Aircraft. "The fractional ownership market has tremendous growth potential and this deal represents an excellent opportunity for us to make our exceptional Bombardier Learjet business jets more accessible to a larger segment of the market." Today's announcement is consistent with Bombardier's plans, announced earlier this year, to contemplate supplier relationships with high quality fractional ownership programs.

As part of this agreement, Bombardier will provide initial pilot and maintenance training for Avolar's crews at its training center in Dallas-Fort Worth. In addition, all aircraft will be maintained and serviced at Bombardier's network of factory service centers and at its four Bombardier Learjet authorized service facilities in the U.S.

Avolar, a subsidiary of UAL Corporation, is a premier fractional business aircraft ownership program. To date, the company has ordered a variety of aircraft for its fleet including the Gulfstream 200, IV-SP, V and V-SP; the Falcon 50EX, 2000, 2000EX and 900EX; the Beechjet 400A; and, the Bombardier Learjet 45 and Learjet 60 aircraft. The company has also launched a marketing partnership with Airbus Industrie to place up to 15 Airbus Corporate Jets in North America.

Bombardier Aerospace, a unit of Bombardier Inc., is a world leader in the design, and manufacture of innovative aviation products and services for the regional, business and amphibious aircraft markets. It also offers Bombardier Flexjet fractional ownership, aircraft charter and management, technical services, aircraft maintenance and pilot training for business, regional airline and military customers.

Bombardier Inc., a diversified manufacturing and service company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It is also a provider of financial services and asset management. The Corporation employs 79,000 people in 24 countries in the Americas, Europe and Asia-Pacific and its revenues for its fiscal year ended Jan. 31, 2001 totalled $16.1 billion Cdn.

® Registered Trademarks of Bombardier Inc.

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Information:

Leo Knaapen
Bombardier Aerospace
NBAA : (504) 670-5959
Cell. : (514) 918-9352

Nathalie Bloomfield
Bombardier Aerospace
NBAA : (504) 670-5959
Cell. : (514) 973-6998

PRESS RELEASE

BOMBARDIER
AEROSPACE

SOFTNESS IN BUSINESS JET MARKET FORCES WORKFORCE REDUCTION AT BOMBARDIER AEROSPACE IN TUCSON

Tucson, Ariz., Jan. 8, 2002 — Bombardier Aerospace will reduce its local workforce in Tucson by approximately 550 employees over the next ten to twelve months. As anticipated in September 2001, when the company announced its initial cutbacks, further reductions were predicted if significant improvements in the business aircraft market did not occur.

"Unfortunately, the business aircraft market has been slow to recover and, as a result, our completions business will be affected," noted Rick Zimmerman, vice president, Business Aircraft Completions in Tucson. "This, of course, will result in a series of reductions at our Tucson Completion center as scheduled aircraft are delivered," he added. Affected employees will begin receiving 60-day notices this week, Mr. Zimmerman said.

Bombardier Aerospace, a unit of Bombardier Inc., is a world leader in the design and manufacture of innovative aviation products and services for the regional, business and amphibious aircraft markets. It also offers Bombardier Flexjet® fractional ownership, aircraft charter and management, technical services, aircraft maintenance, and pilot training for business, regional airline and military customers.

Bombardier Inc. a diversified manufacturing and service company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It is also a provider of financial services and asset management. The Corporation employs 79,000 people in 24 countries in the Americas, Europe and Asia-Pacific and its revenues for the fiscal year ended Jan. 31, 2001 totalled $16.1 billion Cdn.

® Registered trademarks of Bombardier Inc. and/or its subsidiaries

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For information: David Franson
Bombardier Aerospace
Wichita: (316) 946-3085
Tucson: (520) 746-5434
Cell: (316) 644-8085

www.aero.bombardier.com

PRESS RELEASE

BOMBARDIER
AEROSPACE

SOFTNESS IN BUSINESS JET MARKET FORCES WORKFORCE REDUCTIONS AT BOMBARDIER U.S. LOCATIONS

Wichita, Kan., Jan. 8, 2002 — Bombardier Aerospace will reduce its local workforce in Wichita by about 250 employees over the next 90 days. As anticipated in September 2001, when the company announced its initial cutbacks, further reductions were predicted if significant improvements in the business aircraft market did not occur.

"Unfortunately, the business aircraft market has been slow to recover," noted Jim Ziegler, vice president and general manager of Learjet® Operations and Aircraft Completion Centers. "This reduction will bring our overall headcount in Wichita down to 3,200, or approximately 600 fewer employees than we had six months ago," he added. The cuts will be concentrated primarily in the company's manufacturing operations, he said.

Bombardier also announced that it would reduce employment at its Tucson Completion Center by approximately 550 during the next twelve months, as well. Tucson was not affected by the prior reductions. "We regret these reductions in force are necessary," Mr. Ziegler added. "But we must be prudent and proactive so that when the market rebounds, we are well positioned to lead the recovery."

Bombardier Aerospace, a unit of Bombardier Inc., is a world leader in the design and manufacture of innovative aviation products and services for the regional, business and amphibious aircraft markets. It also offers Bombardier Flexjet® fractional ownership, aircraft charter and management, technical services, aircraft maintenance, and pilot training for business, regional airline and military customers.

Bombardier Inc. a diversified manufacturing and service company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It is also a provider of financial services and asset management. The Corporation employs 79,000 people in 24 countries in the Americas, Europe and Asia-Pacific and its revenues for the fiscal year ended Jan. 31, 2001 totalled $16.1 billion Cdn.

® Registered trademarks of Bombardier Inc. and/or its subsidiaries

-30-

For information: David Franson
Bombardier Aerospace
Wichita: (316) 946-3085
Tucson: (520) 746-5434
Cell: (316) 644-8085

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER FILES SUIT AGAINST AMTRAK

Montréal, November 8, 2001 - Bombardier Corporation, a subsidiary of Bombardier Inc., filed suit against Amtrak today in the United States District Court for the District of Columbia claiming that Amtrak disrupted its ability to produce and deliver the high-speed trainsets and locomotives for the Northeast Corridor (*Acela Express*) in a timely and efficient manner. The Corporation seeks to recover at least US $200 million (Cdn $318 million) in damages, which include additional and unwarranted costs incurred during the execution of the *Acela Express* project. These costs have already been accounted for by the Corporation, as part of the total project costs.

Bombardier's claim states that Amtrak did not provide track upgrades necessary for high-speed service. As a result, the trains had to undergo more than a year and a half of additional testing. "Track quality and train design go hand in hand," said Jacques Laparé, President, North America, Bombardier Transportation. "Had Amtrak delivered the quality of tracks required for high-speed service, we could have avoided costly and time-consuming testing and the trains would now be running at full speed. Trip times would be reduced and passenger comfort would be increased."

Bombardier's complaint also states that Amtrak provided inaccurate information about the dimensions of tunnels, electromagnetic interference on the Northeast Corridor and track geometry. It further contends that Amtrak delayed decision-making on major technical issues as well as a series of design details, which in turn halted progress in critical areas and led to production modifications and design revisions.

"We ask that Amtrak take responsibility for its shortcomings on the Acela project, so that we can resolve outstanding issues. Bombardier Transportation has delivered all 15 locomotives and 15 of the 20 trainsets called for in the US $710 million (Cdn $972 million) contract awarded in 1996, and expanded in 1998, and they are performing well," said Laparé. "We believe the facts of this case will show that Amtrak disrupted our ability to deliver the Acela trainsets and locomotives on time and on budget, and caused major costs overruns."

The 46-page complaint comes after repeated attempts by Bombardier to achieve a settlement through negotiations. "While we regret having to resort to legal action in this matter, we have reached an impasse in our discussions with Amtrak and see no other alternative to protect our rights and resolve this dispute," added Laparé.

"We are proud to be associated with the development and realisation of the first high-speed train project in North America. We are delivering a very high quality product that obviously suits the needs of Amtrak, as indicated by the very positive comments, both public and private, that we have heard from Amtrak and its passengers," concluded Laparé.

Bombardier Transportation is the global leader in the rail equipment, manufacturing and servicing industry. Its wide range of products includes passenger rail cars and complete rail transportation systems. It also manufactures locomotives, freight cars, propulsion & controls and provides signaling equipment and systems.

Bombardier Inc., a diversified manufacturing and service company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It is also a provider of financial services and asset management. The Corporation employs 79,000 people in 24 countries in the Americas, Europe and Asia-Pacific and its revenues for its fiscal year ended Jan. 31, 2001 totalled $16.1 billion Cdn.

***

For information: Gilles Pagé
Director, Public Affairs and Communications
North America
(450) 441-3007

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER SETS COURSE FOR THE FUTURE WITH NEW EUROPEAN PASSENGER-VEHICLE MANUFACTURING NETWORK STRATEGY

Berlin, November 13, 2001 — Bombardier Transportation today announced plans for implementing its new European passenger-vehicle manufacturing network strategy. This plan, which is part of an overall strategy, calls for concentrating capital intensive activities into specialized plants, thus ensuring greater stability of workload while maintaining final assembly presence in a large number of European countries. This reorganization will mostly occur in Germany, Sweden as well as the United Kingdom and entails the closure of three plants and the conversion of two manufacturing plants to service facilities.

Following the acquisition of Adtranz last May, Bombardier Transportation undertook an extensive analysis of all its production sites and services activities in Europe in order to determine the most efficient use of its assets with regards to market needs. This detailed evaluation was based on three objective criteria: commercial importance and existing obligations of each site; economic evaluation and existing capacity along with staffing levels. Technical skills, know-how and expertise of the workforce within the organization were also assessed.

As a result, bogie, carbody and light rail vehicle manufacturing will be concentrated in dedicated sites. Activities related to final assembly of vehicles will be assigned to specific facilities. Certain plants like Västerås in Sweden will be dedicated to Services. *(See Appendices 1 and 2 for details)*. Manufacturing plants located in Ammendorf (850 employees) and in Vetschau (110 employees) in Germany along with the services centre located in Doncaster (150 employees) in the United Kingdom are earmarked to cease their activities. In most cases, affected employees will be offered alternative employment, although not necessarily at their current work locations. The new program will be implemented essentially over the next year. Negotiations with social partners in the respective countries will be initiated shortly.

During a press conference held in Berlin, Bombardier Transportation President and Chief Operating Officer Pierre Lortie stated that "although Bombardier and Adtranz were – and are – an excellent fit from a market-coverage, product-portfolio and technology perspective we still need to work relentlessly towards creating, for the long term, a truly competitive organization which can best leverage our combined strengths, offer a solid future and provide sustainable opportunities for employees." Mr. Lortie added "we are well positioned to maintain our global market leadership. We believe that transit systems along with the maintenance/service sector will experience rapid growth. Moreover, the confidence customers have shown us since the acquisition of Adtranz on May 1, 2001 will also enable us to dampen the impact of the restructuring on our workforce."

The costs involved with the implementation of the European manufacturing network strategy are part of the special restructuring charge of CDN $ 180 million announced by the Corporation on September 26, 2001 or are part of the purchase equation of Adtranz.

Bombardier Transportation is the global leader in the rail equipment, manufacturing and servicing industry. Its wide range of products includes passenger rail vehicles and complete rail transportation systems. It also manufactures locomotives, freight cars, propulsion & controls and provides signaling equipment and systems.

Bombardier Inc., a diversified manufacturing and service company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It is also a provider of financial services and asset management. The Corporation employs 79,000 people in 24 countries in the Americas, Europe and Asia-Pacific and its revenues for its fiscal year ended Jan. 31, 2001 totalled $16.1 billion Cdn.

***

For information:

Germany	Sweden	UK
Günther Krug	Bengt Lindwall	Neil Harvey
Public Relations	Press information	Public Relations
+49 30 38 32 11 64	+46 21 317 004	+44 1 332 285 226

APPENDIX 1

European passenger-vehicle manufacturing facilities

Bogies: There will be three core (3) bogie sites to serve all of Europe and the export markets. These are Siegen (Germany), Derby (UK) and Crespin (France).

Carbodies: The manufacturing of aluminum and steel carbodies for passenger cars in Europe will be concentrated in Bautzen and Görlitz (Germany), Kalmar (Sweden), Derby (UK), Crespin (France) and Bruges (Belgium). We are also considering Amadora in Portugal to respond to additional capacity requirements.

Final assembly: The following plants will be final assembly core sites:

Aachen and Hennigsdorf	(Germany)
Derby	(UK)
Crespin	(France)
Brugge	(Belgium)
Kalmar	(Sweden)
Amadora	(Portugal)
Pratteln	(Switzerland)

Specialized Facilities: In addition, certain sites have been assigned specialized mandates. This is the case for Vienna in Austria and Bautzen in Germany for LRV and Görlitz for German double-deck trains. The site in Ceska Lipa, Czech Republic will be a supplier of primary parts and welding substructures while the bogie facility in Pafawag, Poland will develop into a supplier of bogie frames. Wakefield will continue doing some final assembly but will gradually grow into the refurbishment business. Randers, (Denmark) has a special mandate for the S-Train Copenhagen and Villeneuve (Switzerland) for the Nina II vehicles.

Other manufacturing facilities remain dedicated to their current respective missions: Locomotives and Freight, Propulsion & Controls, Services and Signaling

APPENDIX 2

Specific plans for sites in Germany, the United Kingdom and Sweden

- **Germany**

  It is intended to close the site located in **Ammendorf** in the second half of 2002. These production activities have been subjected to under-utilization for several years. The carbody manufacturing is planned to go to Bautzen while final assembly and testing will be concentrated in Hennigsdorf. Employees will be offered alternative jobs in other sites.

  It is intended to close the **Vetschau** plant in the second half of 2002, due to overlapping activities with the Siegen site and the absence of needed critical mass. Bombardier Transportation aims to offer all employees a job either in Siegen, Görlitz or Bautzen, where production is scheduled to ramp up.

  The site in **Siegen** is Bombardier Transportation European center of competence for bogies with responsibility for the entire value-added chain from R&D, from manufacturing to testing and commissioning. It will get an increased workload due to the transfer of activities from Vetschau and the growth of activity in Europe.

  In the **Hennigsdorf** plant, the final assembly as well as testing and commissioning activities shall be expanded. Electrical components are expected to move to the FAGA plant in **Berlin-Marzahn**. The carbody manufacturing activities would phase out at the end of 2003. It is planned that most of the affected employees will either go to final assembly at Hennigsdorf or move to FAGA in Berlin-Marzahn. Their workload will stabilize by receiving the electrical component scope from Hennigsdorf. Overall, the employment at Hennigsdorf will remain at about the same level.

  Kassel is the German hub site for locomotives. At the same time, **Bautzen** is planned to specialize in the production of light rail vehicles as well as in steel carbody manufacturing. Bombardier Transportation intends to concentrate double-decker vehicle manufacturing and both steel and aluminum carbody manufacturing in **Görlitz** **Aachen** will continue to assemble double-deck vehicles for the Dutch market as well as the Talent regional train. **Mannheim** remains the German hub site for Propulsion.

- **United Kingdom**
  In **Derby,** it is planned to shift bogie production from Derby Pride Park to Derby Carriage and the wheelset activities from Derby Carriage to the **Crewe** plant which is already producing wheelsets.

  It is intended to close the service site in **Doncaster** and to transfer the refurbishment activities to **Wakefield**. Bombardier Transportation intends to offer all employees in Doncaster new jobs either in Wakefield or at other Bombardier facilities.

- **Sweden**
  It is planned that **Kalmar** will become a core site in the European manufacturing network. Therefore, final assembly activities shall be moved from Västerås to Kalmar. Testing and commissioning of vehicles will remain in Västerås. In turn **Västerås** is expected to become a Service facility for Sweden.

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER RECEIVES A $339 MILLION CDN ORDER FOR DIESEL MULTIPLE UNITS IN AUSTRALIA

Montréal, November 21, 2001 / Melbourne, Australia, November 22, 2001- Bombardier Transportation has signed a contract with National Express and the Victorian State Government to build 29 two-car diesel multiple units (DMU) for Victoria's country and regional services. The agreement also covers the maintenance of these trains for the next 15 years. The total value of the firm order is approximately $339 million Cdn ($410 million Australian). The transaction carries options for the manufacture and maintenance of 10 additional two-car units which would take the total contract value to approximately $455 million Cdn ($550 million Australian). Deliveries are scheduled to take place between October 2004 and July 2006.

The state-of-the-art stainless steel trains will be manufactured at Bombardier's Dandenong facility in Victoria with some components and technical input being supplied by local Australian engineering firms. Bombardier Transportation's facility in Derby, UK will be providing the bogies. "We are pleased that National Express, a leading international train operator, has selected trains designed and manufactured by Bombardier Transportation," says Dan Osborne, Chief Country Representative of Bombardier Transportation in Australia.

"This order reinforces Bombardier's overall presence in Australia and strengthens Bombardier Transportation's ability to pursue other activities in the region." notes Jules Pleau, Vice President, Bombardier International, who played a significant role in assisting in the transaction.

Bombardier Transportation's Dandenong plant has been manufacturing trains and trams for Australian railways for over 25 years. Bombardier Transportation, which employs 210 people in Australia, is currently working on manufacturing or service contracts in Queensland, New South Wales and Victoria.

Bombardier Transportation is the global leader in the rail equipment, manufacturing and servicing industry. Its wide range of products includes passenger rail cars and complete rail transportation systems. It also manufactures locomotives, freight cars, propulsion & controls and provides signaling equipment and systems.

Bombardier International's mandate is to assist other Bombardier groups to accelerate their expansion into targeted markets outside North America and Western Europe.

Bombardier Inc., a diversified manufacturing and service company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It is also a provider of financial services and asset management. The Corporation employs 79,000 people in 24 countries in the Americas, Europe and Asia-Pacific. Bombardier's revenues for its fiscal year ended Jan. 31, 2001 totalled $16.1 billion.

***

PHOTO AVAILABLE THROUGH OUR WEB SITE

For information Julie Masse
Director, Communications
(450) 441-3191

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER RECEIVES $140.5-MILLION ORDER FOR METRO CARS IN CHINA

Montréal, November 23, 2001 –Bombardier Transportation and the Changchun Car Company (CCC) are pleased to announce that their joint venture CARC has received an order from Shenzhen Metro Co. Ltd. for the supply of 114 metro cars (19 six-car trains). The vehicles will be used for Phase 1 of the new metro system under construction in Shenzhen City. Shenzhen is located in the South of China, neighboring both Hong Kong and Guangzhou.

The order is valued at $222 million Cdn (158 million Euro), and Bombardier Transportation's share is valued at some $140.5 million Cdn (100 million Euro).

The first train will be manufactured in Hennigsdorf, Germany with the remaining 18 trains to be built at the CARC plant in Changchun, Jilin Province in NorthEast China (approximately 800 km North East of Beijing). Bombardier's facility in Västeras, Sweden will provide the propulsion. The metro trainsets are planned to be delivered between early 2004 and the second half of 2005. Revenue service is scheduled to commence in December 2004.

The 140-m long high capacity metro trains are based on the latest modular technology to respond to local content requirements. It incorporates advanced Bombardier Transportation designs, such as the modular aluminum carbody, state of the art propulsion and high performance bogies.

Commenting on the contract, Olof Persson, President, Metros, Europe, Bombardier Transportation, said: "I am delighted that Shenzhen Metro has shown confidence in our metro products. The Shenzhen subway system will soon benefit from these new vehicles,

which incorporate some of the latest metro technology, and I am sure that the new vehicles will be well received by the travelling public".

Bombardier Transportation has two current rolling stock joint ventures in China. The first one, CARC, was formed by Adtranz and Changchun Car Company in 1996. Adtranz was subsequently acquired by Bombardier in May 2001. It is dedicated to the production of metro vehicles. A first contract was awarded in 2000 by the City of Guangzhou for the delivery of 156 metro cars for its Line 2. The first train is to be delivered end of 2002.

The second joint venture, Bombardier Sifang Power (Qingdao) Transportation Ltd., was formed in 1998 by Bombardier Inc., Power Pacific Corporation Limited and China National Railways Locomotive and Rolling Stock Industrial Corporation (LORIC) to produce mass transit railcars. Its production facility is located at the plant of Sifang Locomotive and Rolling Stock Works, a LORIC subsidiary, in Qingdao, Shandong Province, 550 km South East of Beijing. It received a first contract in 1999 from the Ministry of Railways in China to supply 300 high-grade intercity cars. Delivery of the first vehicles is scheduled for June 2002.

As consortium leader for rolling stock, Bombardier Transportation has already delivered to China the Metro Systems for Shanghai Line 1 and 2 (96 cars for Line 1 and an additional 222 cars for Line 2.), Guangzhou Line 1 (126 cars) and Hong Kong Airport Express Line (184 cars).

Bombardier Transportation including its joint ventures currently employs approximately 500 people in China. It has offices located in Beijing, Shanghai, Guangzhou and Hong Kong in addition to its joint venture facilities.

Bombardier Transportation is the global leader in the rail equipment, manufacturing and servicing industry. Its wide range of products includes passenger rail cars and complete rail transportation systems. It also manufactures locomotives, freight cars, propulsion & controls and provides signaling equipment and systems.

Bombardier Inc., a diversified manufacturing and service company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It is also a provider of financial services and asset management. The Corporation employs 79,000 people in 24 countries in the Americas, Europe and Asia-Pacific and its revenues for its fiscal year ended Jan. 31, 2001 totalled $16.1 billion Cdn.

***

PHOTO AVAILABLE VIA OUR WEBSITE

For information: Julie Masse
Director, Communications
(450) 441 3191

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER RECEIVES A $280 MILLION ORDER FOR ELECTRIC LOCOMOTIVES IN ITALY

Montréal, December 7, 2001 – Bombardier Transportation was awarded a contract by the Italian Railways (Trenitalia) for the supply of 100 electric locomotives. The contract, valued at approximately $280 million Cdn (200 million euros), represents a follow-on order on a contract signed with Trenitalia in 1996, bringing to 240 the total number of locomotives of the same type ordered by this customer since 1996.

Deliveries of these new E464-type locomotives are scheduled to take place between May 2003 and July 2005 at a rate of four locomotives per month. To this date, Bombardier Transportation has delivered 80 of the first 140 locomotives of this type previously ordered by Trenitalia. Trenitalia will mainly use them to reinforce and partially substitute its current regional fleet. These locomotives, which have been in service in Italy since 1999, can reach maximum speed of 160 km/h.

"We are very happy that Trenitalia appreciates the performance of the E464 locomotives already in service and is increasing its fleet with the same vehicles. This new order reinforces Bombardier Transportation's leadership in the Italian locomotive market," commented Wolfgang Toelsner, President, Locomotives and Freight, Bombardier Transportation.

The production will be undertaken at Bombardier's site in Vado Ligure, Italy. Bombardier Transportation in Mannheim, Germany will supply the electrical equipment while the propulsion will be developed at the facility in Zurich, Switzerland.

The Vado Ligure site, which has been manufacturing rail equipment since 1871, is the oldest electromechanical facility in Italy and the leader in the production of Italian railway rolling stock. In 1994, the Vado Ligure site achieved an important milestone with the delivery of its 1,000th locomotive.

Bombardier Transportation is the global leader in the rail equipment, manufacturing and servicing industry. Its wide range of products includes passenger rail cars and complete rail transportation systems. It also manufactures locomotives, freight cars, propulsion & controls and provides signaling equipment and systems.

Bombardier Inc., a diversified manufacturing and service company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It is also a provider of financial services and asset management. The Corporation employs 79,000 people in 24 countries in the Americas, Europe and Asia-Pacific and revenues for its fiscal year ended Jan. 31, 2001 totalled $16.1 billion Cdn.

***

PHOTO AVAILABLE VIA OUR WEBSITE

For information: Lydia Dufresne
Coordinator, Communications
(450) 441-8130

BOMBARDIER

SNCF

Signing of contract for the acquisition of
new high-capacity *AGC* Regional Express Trains

Montréal, December 13, 2001

SNCF AND BOMBARDIER SIGN A $2.3 BILLION CDN CONTRACT FOR THE DELIVERY OF 500 *AGC* REGIONAL EXPRESS TRAINS

On December 13, 2001 in Paris, Louis Gallois, president of the French National Railways (SNCF), signed a contract with Robert E. Brown, president of BOMBARDIER, for the delivery of 500 high-capacity Regional Express Trains (TER) type *AGC* (Autorail Grande Capacité). The contract is valued at approximately $2.3 billion Cdn (1.65 billion euros). The initial firm part of the contract involves 192 trains for a total of approximately $980 million Cdn (700 million euros). SNCF represents the French Regions in this transaction.

The *AGC* is available in numerous versions. The seating capacity of the trains can range from 160 to 220 seats, depending on the number of cars. Modular interior design exists in the High Class and Intercity versions. The trains can run on either diesel fuel, electricity or a combination of the two. Designed and produced by Bombardier at its Crespin manufacturing site in the Valenciennes region in France, the trains will be delivered to the Regions beginning in the first quarter of 2004 at a rate that will gradually reach eight trains per month.

At the signing ceremony, **Robert E. Brown** commented that Bombardier, which has made its Crespin production site a centre of excellence for rail equipment in Europe, is a major player in the French rail industry. "Bombardier Transportation's personnel in France are proud to be part of this project and will work diligently to live up to SNCF's expectations by delivering the *AGCs* on time," Mr. Brown stated.

Louis Gallois added that "the signing of this contract is proof that the French Regions, as the new administrative body, wish to introduce pro-active policies in order to increase the frequency and quality of regional rail transportation, therefore making it more attractive for users. With the TER, SNCF firmly intends to provide a high-quality service which will allow and encourage people to travel in their region."

The Regions and SNCF had decided on September 6, 2001 to purchase the high-capacity *AGC* trains proposed by Bombardier for mid-density TER services following a European call for tender.

The order is for the design, manufacturing and delivery of the *AGC* trains in various seating capacities, propulsion systems and interior designs. In addition to the diesel and electric versions, the French Regions are particularly interested in a bi-modal diesel/electric version which will also be available. This new type of train will allow passengers more continuous travel and reduce pollution in urban areas.

The *AGC* will travel at a maximum speed of 160 km per hour. Thanks to its articulated architecture, it sports wide carbodies and inter-circulation gangways, as well as a continuous low floor. These features provide excellent access for travellers, make it easier to move about in the trains and deliver greater comfort, visibility, and security. The *AGC's* electric transmission makes it possible to offer numerous bi-modal (diesel and electric) versions. It also offers greater operating flexibility and optimizes reserves.

For information :

SNCF
(France)
Philippe Mirville
Tel : + 33 1 53 25 63 29

Bombardier Transportation
(Canada)
Lydia Dufresne
Tel : +450 441 8130

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER RECEIVES $269 MILLION ORDER FOR METRO CARS FOR STOCKHOLM, SWEDEN

Montréal, Dec. 19, 2001 - Bombardier Transportation received an order from the Stockholm Public Transport Authority (SL) for the supply of 70 three-car metro units to replace the existing Stockholm Metro vehicles. The order is valued at approximately $269 million Cdn (approximately 190 million euros). Deliveries are scheduled to start in September 2002 and to be completed in the Spring of 2004.

The new order brings the total number of Vagn 2000-type cars ordered by the Stockholm Public Transport Authority to 270 units which represents the biggest series of train orders of any type ever placed in Sweden. The customer already has 161 three-car units in service.

The new and highly popular 46.5-meter Stockholm metro unit is built in three articulated sections with a driver's cab at each end. Passengers can move freely throughout the entire length of the unit. A full-length train consists of three units.

The carbodies, propulsion and controls will be manufactured at Bombardier Transportation's facilities in Kalmar and Västerås, Sweden and the bogies in Derby, UK.

Commenting on the order, Olof Persson, President, Metros, Bombardier Transportation said: "We are very pleased with this supplementary order, which shows the customer's satisfaction with the Vagn 2000 metro cars. The vehicles' performance is reliable and economic whilst being comfortable, safe and extremely quiet. It means taking a big step forward in making public transport in Stockholm more attractive".

Bombardier Transportation in Sweden employs a total of 2,200 people at its engineering and production sites in Kalmar and Västerås, as well as its signalling systems facilities in Stockholm, Göteborg and Hassleholm. Its current contracts include the production of Contessa trains for the Öresund link between Denmark and Sweden, light rail vehicles and metros for Stockholm Public Transport, Regina regional trains for various Swedish customers and Iron ore locomotives for the mining company LKAB. Bombardier Transportation in Sweden is also presently developing propulsion and controls for trains on order from customers in the U.K. and France.

Bombardier Transportation is the global leader in the rail equipment, manufacturing and servicing industry. Its wide range of products includes passenger rail cars and complete rail transportation systems. It also manufactures locomotives, freight cars, propulsion & controls and provides signaling equipment and systems.

Bombardier Inc., a diversified manufacturing and service company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It is also a provider of financial services and asset management. The Corporation employs 79,000 people in 24 countries in the Americas, Europe and Asia-Pacific and its revenues for its fiscal year ended Jan. 31, 2001 totalled $16.1 billion Cdn.

***

PHOTO AVAILABLE VIA OUR WEBSITE

For information: Lydia Dufresne
Coordinator, Communications
(450) 441-8130

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER WINS CONTRACTS IN GERMANY AND SWITZERLAND FOR A TOTAL VALUE OF $316 MILLION CDN

Montréal, Dec. 21, 2001 – Bombardier Transportation has been awarded contracts in Germany and Switzerland for a total value of approximately $316 million Cdn (223 million euros).

The first order, awarded in German by Deutsche Bahn (DB) to a consortium comprised of Bombardier Transportation and Siemens, is for the production and delivery of 40 four-car electric multiple units (EMU). The total contract value is approximately $261 million Cdn (184 million euros), of which approximately $156 million Cdn (110 million euros) is Bombardier Transportation's share.

Another consortium, comprised of Bombardier Transportation and Alstom Transport, has received an order for the delivery of 10 seven-car electric high-speed trains with tilting technology (ICN) ordered by the Swiss Federal Railways (SBB). This order is valued at approximately $204 million Cdn (144 million euros), with Bombardier's share to be approximately $160 million Cdn (113 million euros).

In Germany, deliveries of the EMUs to Deutsche Bahn are scheduled to take place between April and November 2003. The customer intends to put the trains in commercial service as of end of December 2003 for the Rhein-Neckar regional and commuter transport network. Since January 2001, more than 100 EMUs of the same type have already successfully been in service in the German regional networks of Essen, Magdeburg, Trier, Saarbrücken and Cologne.

In Switzerland, the 10 ICN trains ordered by SBB shall be delivered throughout the entire year of 2004. Twenty-four high-speed trains of the ICN type have been in service since May 2000, mainly on the Lausanne-Biel-Zurich-St. Gallen line. Another 10 trains have been ordered in June 2001.

Bombardier Transportation is the global leader in the rail equipment, manufacturing and servicing industry. Its wide range of products includes passenger rail cars and complete rail transportation systems. It also manufactures locomotives, freight cars, propulsion & controls and provides signaling equipment and systems.

Bombardier Inc., a diversified manufacturing and service company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It is also a provider of financial services and asset management. The Corporation employs 79,000 people in 24 countries in the Americas, Europe and Asia-Pacific and revenues for its fiscal year ended Jan. 31, 2001 totalled $16.1 billion Cdn.

***

PHOTOS AVAILABLE VIA OUR WEBSITE

For information: Lydia Dufresne
Coordinator, Communications
(450) 441-8130

http://www.transportation.bombardier.com

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER WINS $161-MILLION-ORDER FOR ELECTRIC LOCOMOTIVES AND DOUBLE-DECK CARS IN GERMANY

Montréal, January 24, 2002 – Bombardier Transportation received an order from the Local Transport Authority of Lower Saxony (LNVG) in Germany for the delivery of 10 locomotives and 66 double-deck cars. The total contract value is approximately $161 million Cdn (€ 113 million). Deliveries are scheduled to take place between July 2003 and October 2003. The trains are planned to be used in the RegionalExpress service on the lines Hamburg – Bremen and Hamburg – Uelzen starting December 2003.

The electric locomotives of the class 146 have been specifically designed for local and regional transport. The locomotives' maximum speed of 160 km/h makes them also suitable for regional express transport. The vehicles will be manufactured at Bombardier's facility in Kassel.

The latest generation of double-deck cars offer first and second class compartments. Ten of the 66 double-deck cars have been designed as driving trailers. All cars will be produced at Bombardier's plant in Görlitz. So far, more than 1000 double-deck cars of previous generations have been ordered by Deutsche Bahn and are successfully in service for local and regional transport in Germany.

Robin Schweitzer, President, Regional & Commuter, Bombardier Transportation, emphasized: "This contract for double-deck cars and locomotives is further recognition of our competence to build complete regional trains and demonstrates our leadership not only in Germany but also in Europe. We offer our customers modern products, which are tailor-made to suit their needs."

Bombardier Transportation is the global leader in the rail equipment, manufacturing and servicing industry. Its wide range of products includes passenger rail cars and complete rail transportation systems. It also manufactures locomotives, freight cars, propulsion & controls and provides signaling equipment and systems.

Bombardier Inc., a diversified manufacturing and service company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It is also a provider of financial services and asset management. The Corporation employs 79,000 people in 24 countries in the Americas, Europe and Asia- Pacific and revenues for its fiscal year ended Jan. 31, 2001 totaled $16.1 billion Cdn.

***

PHOTO AVAILABLE VIA OUR WEBSITE

For information: Lydia Dufresne
Coordinator, Communications
+450 441 8130 (Montreal)

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER AJUSTS PLANS IN ACCORDANCE WITH THE NEW DEUTSCHE BAHN 10-BILLION EURO INVESTMENT PROGRAM IN GERMANY

Berlin, January 27, 2002 — On November 13, 2001, Bombardier Transportation announced its new manufacturing strategy for Europe which entails the concentration of capital-intensive activities such as carbody and bogie production in specialized sites and the optimal use of its extensive manufacturing network across Europe for final assembly activities.

The December 2001 announcement of the Deutsche Bahn AG 10-billion Euro investment program for renewal of rolling stock over the next years changed the German market profile in terms of volume and timing. On-going discussions with interested parties have allowed Bombardier Transportation to validate its new assessment of the market for rolling stock equipment in the next three years.

Based on these circumstances, Bombardier Transportation concluded that its Ammendorf site should complete the orders already in production, be retained for final assembly activities to the extent warranted by additional demand and gradually be converted into its main refurbishment and services location in Germany. Regrettably, these new market conditions will not take effect soon enough to prevent a reduction in workforce at the Ammendorf plant in 2002.

Bombardier Transportation is the global leader in the rail equipment, manufacturing and servicing industry. Its wide range of products includes passenger rail cars and complete rail transportation systems. It also manufactures locomotives, freight cars, propulsion & controls and provides signaling equipment and systems.

Bombardier Inc., a diversified manufacturing and service company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It is also a provider of financial services and asset management. The Corporation employs 79,000 people in 24 countries in the Americas, Europe and Asia- Pacific and revenues for its fiscal year ended Jan. 31, 2001 totaled $16.1 billion Cdn.

***

For information

Montréal:
Lydia Dufresne
Coordinator, Communications
(450) 441-8130

Berlin:
Günther Krug
General Manager, Public Relations
+49 30 38 32 11 64
Mobile: ++49 172 32 70968